July 22, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Notice of disclosure filed in the Quarterly Report on Form 10-Q for the Second Quarter ended June 30, 2016 under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Altra Industrial Motion Corp. has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, which was filed with the Securities and Exchange Commission on July 22, 2016.

Sincerely,

Altra Industrial Motion Corp.

By: /s/ Glenn E. Deegan

Name:     Glenn Deegan, Esq.
Title:    Vice President, Legal and Human Resources, General Counsel and Secretary

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